                                                                    Exhibit 99.1


[VIVENDI UNIVERSAL LOGO]

NOTE: This press release contains CONSOLIDATED RESULTS THAT ARE CURRENTLY BEING AUDITED. THE RESULTS ARE ESTABLISHED UNDER FRENCH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (F-GAAP), and include the company's interest in Vivendi Environnement.

                           VIVENDI UNIVERSAL ANNOUNCES
                       2002 CONSOLIDATED FINANCIAL RESULTS

- NET DEBT STRONGLY REDUCED TO E12.3 BILLION at December 31, 2002 compared with E37.1 billion at December 31, 2001.

-  NET LOSS (EXCLUDING EXCEPTIONAL ITEMS AND GOODWILL):

     -    E94 million on recurring operations,

     - E420 million of non-recurring restructuring costs (mainly headquarters, Internet businesses and real estate),

     -    for total loss of E514 million.

-  ASSET IMPAIRMENT CHARGES :

     -    goodwill impairment charge of E18.4 billion for 2002,

     -    portfolio investments impairment charge of E2.9 billion.

-  NET LOSS OF E23.3 BILLION

-  STRONG AND ENCOURAGING (PRO FORMA(1)) OPERATING RESULTS REFLECT PERFORMANCE:

     -    Operating cash flow(2) of E2.6 billion, up 115% compared with 2001,

     - Operating income for the six core business units on a 100% basis (Cegetel-SFR, Universal Music Group, VUE, Canal+ Group, Maroc Telecom and Vivendi Universal Games): E3.2 billion, up 18% compared with 2001.

                                  OUTLOOK 2003

-  DETERMINED PURSUIT OF ASSET DISPOSAL PROGRAM: E7 BILLION IN 2003.

- STRONG IMPROVEMENT (ON A LIKE-TO-LIKE BASIS) OF 2003 OPERATING INCOME AND OPERATING CASH FLOW2.

-  RETURN TO PROFIT (excluding exceptional items and goodwill).




NB: The actual 2002 income statement includes: the six main business units (Cegetel, UMG, VUE, Canal+, Maroc Telecom, and VU Games), non-core businesses, including Vivendi Environnement, the holding company and corporate. The VUP businesses sold (publishing, Houghton Mifflin and B2B/Health) appear only in the item "share of net income in companies sold".

1 After deconsolidation of Vivendi Environnement and of VUP businesses sold, and taking into account USA Networks, Maroc Telecom and MP3.com at January 1, 2001.

2 Operating cash flow before interest expense and tax and after restructuring costs.

PARIS, MARCH 6, 2002 - Vivendi Universal today announced its financial results for 2002, which are currently being audited and were reviewed today by the Board of Directors. Jean-Rene Fourtou, Chairman and Chief Executive Officer, said:

                         COMMENTS BY JEAN-RENE FOURTOU,
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER

"2002 has been an extremely difficult year for Vivendi Universal. 2003 will be a year of transition and of financial and economic progress. In 2004, we will see the results of the strategies and actions we have taken.

"In 2002 we recorded losses amounting to E23.3 billion.

"This result includes in particular asset impairment charges made necessary by the continued deterioration of the markets and the value of some of our assets. Excluding exceptional items and goodwill amortization, the recurring loss is E94 million, to which is added E420 million of non-recurring costs relating mainly to the headquarters, the Internet businesses and real estate. The total loss is therefore E514 million.

"Operating income from all our core business units, on a 100% basis, was up 18% (pro forma) compared with 2001, primarily owing to Cegetel's good performance. It is a positive and encouraging sign.

"Since July 2002, we have made some major achievements:

     -     We pulled through a serious cash problem;

     -     We lowered net debt from E35 billion to E12.3 billion;

     -     We sold more than E8 billion of assets;

     - We won the battle for Cegetel, raising our interest from 44% to 70% (and from 35% to 56% in SFR); and

     -     We considerably improved operating cash flow.

2003 WILL BE A YEAR OF TRANSITION AND OF FINANCIAL AND ECONOMIC PROGRESS.

"Our priorities remain unchanged. To improve the financial structure and again create value for Vivendi Universal's shareholders, we are determinedly carrying through our E7 billion asset disposal plan for this year. As concerns our U.S. assets, we have been approached by several potential partners. Keeping in mind the two-fold aim of creating value for shareholders and lowering our debt, we are examining all possible options in both industrial and financial terms.

"Any disposals or partnerships, and the consequent strategy, will only be made public as and when they are concluded.

"At the same time, we are continuing to improve the profitability and management of the company by:

     -     continuing to reduce cash drains

     -     focusing on cash-flow-based management

     -     stimulating the business units to improve their performance

     -     reorganizing the VU, Canal+ Group and VUE headquarters

     -     stepping up our cost reduction programs.

"The consequences will be that, for the first time in three years, in 2003 we will return to a situation of net income (before exceptional items and goodwill amortization) and a good improvement in operating cash flow."

                                       ***



                                      DEBT

Net debt was lowered by about E24.8 billion in 2002. At December 31, 2002, Vivendi Universal's net debt was E12.3 billion compared with E37.1 billion at December 31, 2001.

Excluding Vivendi Environnement, net debt fell by about E9.1 billion.

Net debt does not include the November 2002 issue of E1 billion of notes redeemable for shares, which is considered as quasi-shareholders' equity, or the differential relating to the AOL Europe total return swap, which matures in the second quarter of 2003.

In addition, Vivendi Universal is currently examining various possibilities for extending its debt maturity.

Vivendi Universal confirms that it will meet the target announced of net debt below E11 billion at the end of 2003, after the acquisition of a 26% interest in Cegetel for E4 billion in January 2003.

                          SHORT-TERM LIQUIDITY POSITION

On December 31, 2002, at the holding company level, Vivendi Universal had cash of E5 billion and an unused back-up credit facility of E1 billion. On February 28, 2003, after the acquisition of a 26% interest in Cegetel, Vivendi Universal had cash in the bank of E2.3 billion, E0.7 billion available in credit facilities and a E1 billion back-up credit facility, for a total amount of E4 billion.

                            UPDATE ON ASSET DISPOSALS

From July 1 to December 31, 2002, Vivendi Universal concluded transactions worth E8.2 billion in asset sales and debt taken over by the acquirers. Of this amount, E6.8 billion was finalized at December 31.

The E6.8 billion is the sum of E6.4 billion received in cash and E0.4 billion in debt taken over.

From the beginning of 2003 up until today, Vivendi Universal finalized about E700 million of disposals: Canal+ Technologies (E190 million), Express-Expansion (E200 million), half of the USAi warrants held by Vivendi Universal ($276 million) and various other assets (E50 million).

For 2003, Vivendi Universal reaffirms its target of asset disposals of E7 billion. These disposals will significantly change the company's landscape. As concerns the U.S. assets, Vivendi Universal has been approached by several potential partners. Keeping in mind the two-fold aim of creating value for its shareholders and lowering its debt, Vivendi Universal is examining all possible options in both industrial and financial terms.

                                 TREASURY STOCK

In compliance with the Board of Directors' decision of August 13, 2002, Vivendi Universal canceled 20.5 million treasury shares on December 20, 2002. These shares represented 1.9% of the capital stock and were available for stock option plans. As a result, Vivendi Universal's capital stock comprised 1,068,558,994 units of common stock at December 31, 2002. Following this cancellation, Vivendi Universal now holds only 0.04% of its own shares.

                           PRO FORMA OPERATING RESULTS

2002 (after the deconsolidation of Vivendi Environnement and of the VUP businesses sold, and taking into account USA Networks, Maroc Telecom and MP3.com at January 1, 2001)

- Revenues increased 4% to E28.7 billion, owing to growth in all the business units except music

- Operating income was slightly down at E2.0 billion

- The operating income of the six core business units on a 100% basis (Cegetel-SFR, Universal Music Group, VUE, Canal+ Group, Maroc Telecom and Vivendi Universal Games) was up 18% to E3.2 billion, driven mainly by Cegetel and VUE.

                   MAIN ELEMENTS OF THE 2002 INCOME STATEMENT

INTEREST EXPENSE, NET: For full-year 2002, net interest expense totaled E1.3 billion, an 8% decrease on the previous year's amount. It should be taken into account that the strong reduction in debt occurred at the end of the year -- principally through the sale of Houghton Mifflin, VUP publishing businesses, Echostar and Vivendi Environnement -- and that the first half of the year included the cost of financing the VUE and Echostar acquisitions. The cost of debt (excluding Vivendi Environnement) came to 4.1%.

FINANCIAL PROVISIONS: Financial provisions totaling E2.9 billion were set aside for 2002. The most significant provisions related to the USAi warrants and the Elektrim Telecommunikacja shares.

EXCEPTIONAL ITEMS, NET: Net exceptional income amounted to E1.0 billion compared with E2.4 billion in 2001.

Exceptional gains were primarily comprised of capital gains on the disposal of and/or dilution of the company's interest in other companies. They mainly include a capital gain of E1.6 billion on BSkyB, a contribution of E1.4 billion from the Vivendi Environnement transaction and a capital gain of E329 million on the sale of VUP's publishing assets sold to Natexis/Lagardere.

Exceptional losses offsetting the gains were a capital loss of E822 million on the disposal of Houghton Mifflin and of E685 million on Echostar, and a provision of E360 million on the upcoming sale of Telepiu.

INCOME TAX EXPENSES: income tax expense totaled E2.6 billion, of which E2.1 billion excluding Vivendi Environnement. This was the sum of E1.1 billion relating to recurring operations (in particular, E544 million for Cegetel), and E1.0 billion of income tax relating to exceptional elements (mainly use of deferred tax), which did not generate any cash outflow. Income tax expense was E1.6 billion in 2001.

GOODWILL AMORTIZATION: Goodwill continues to be amortized under French GAAP. Goodwill amortization totaled E1.3 billion, a decline on the 2001 amount of E1.7 billion, owing to goodwill impairment charges previously taken.

GOODWILL AND INTANGIBLE ASSET IMPAIRMENT: The continued deterioration of economic conditions and of the book value of our recently acquired core assets led to management's decision to record further goodwill and intangible asset impairment charges in 2002, resulting in an overall charge of E18.4 billion. This is the sum of E6.5 billion relating to VUE, E5.4 billion relating to Canal+, E5.3 billion relating to Universal Music Group and E1.2 billion relating to various other assets. This adjustment was made on the basis of a valuation carried out by independent experts of the fair value of Vivendi Universal's core assets. Fair value was determined on the basis of commonly used methods: discounted cash flow, for assets to be retained; and market value (the amount that could be obtained under normal market conditions) for other assets.

NET INCOME (LOSS) AND EARNINGS (LOSS) PER SHARE: A net loss of E23.3 billion was incurred in 2002, or E21.43 per basic share. In 2001, the net loss was E13.6 billion, or E13.53 per basic share.

                              BUSINESS UNIT RESULTS

CEGETEL AND SFR:

2002 HIGHLIGHTS:

Cegetel's revenues increased 11% to E7.1 billion and operating income grew 56% to E1.4 billion.

For SFR, revenues increased 10% and operating income grew 40%. SFR's customer base (including SRR, its subsidiary in Reunion, an overseas department of France) grew to 13.5 million customers. SFR's market share in gross additions increased 1.5 percentage points to 35.5% from 34% in 2001. ARPU from prepaid customers increased 13% to E22.2, and ARPU from postpaid customers slightly increased to E58.3. Additionally, SFR was successful in increasing profitability including a 9% reduction in acquisition costs per gross addition (excluding promotions) in the same period.

Results at Cegetel's fixed telephony services division continued to improve during the year, resulting in revenue growth of 18%, mainly due to local traffic being opened to competition on January 1, 2002, and a 43% reduction in operating losses.

2003 OUTLOOK:

In line with projections announced in November 2002, Cegetel-SFR's revenues are expected to increase approximately 7% in 2003 on a like-for-like basis. Operating income is expected to grow by more than 25%. Operating cash flow will remain steady, owing to an increase in capital expenditures.

In 2003, Cegetel's priorities are to continue improving its profitability and customer bases, to achieve the best customer satisfaction rate in the French market, offer new voice and data services, and merge Cegetel's fixed-line operations with Telecom Developpement.

UNIVERSAL MUSIC GROUP

2002 HIGHLIGHTS:

With the adverse impact of currency translation, revenues were down 4% from the previous year to approximately E6.3 billion. On a constant currency basis, revenues were down only 1%. In 2002, UMG increased its global market share despite difficult market conditions with market share growing in all the world's major music markets. The U.S. saw an industry decline of 10.8% as measured by SoundScan while UMG's album share rose 2.5 points to 28.9%. In 2002, five albums sold more than 5 million units each versus one album last year. The best-selling album in the world was Eminem's The Eminem

Show, and Eminem recordings (including the 8 Mile Soundtrack) sold over 21 million copies during the year. Other major sellers included albums from Shania Twain, Nelly, U2, Ashanti, Nirvana, Enrique Iglesias and Bon Jovi.

Operating Income declined 23% (19% in constant currency) reflecting the decline in sales, lower margins in the product mix, higher provisions for returns and A&R (artists and repertoire) costs offset by lower marketing expenses, lower overheads and other income including the gain on the sale of UMG's interest in MTV Asia to Viacom.

2003 OUTLOOK:

UMG's revenues are expected to remain steady or to show a very slight drop at constant exchange rates. UMG should therefore continue to win market share. Operating margin is expected to decline, while the cash flow from operations target is flat with 2002.

UMG's 2003 release schedule includes albums from 50 Cent, Ashanti, Blink 182, Dr. Dre, Jay Z, Limp Bizkit, Nickelback, Sting, Texas and U2.

In addition, UMG will continue to take active measures against music pirating.

VIVENDI UNIVERSAL ENTERTAINMENT (VUE):

2002 HIGHLIGHTS:

VUE revenues reached E6.3 billion, up 27% principally due to the effect of the acquisition of USA Networks on May 7, 2002. On a pro forma basis, (had USA Networks been acquired at January 1, 2001), VUE revenues increased 2%. However, on a constant currency basis, VUE pro forma revenues increased 5% driven by Universal Pictures and Universal Television, and partially offset by lower revenues at Universal Parks & Resorts and Spencer Gifts.

VUE operating income reached E816 million, up 172% on an actual basis. On a pro forma basis, (had USA Networks been acquired at January 1, 2001), VUE's operating income increased 2%. However, on a constant currency basis, VUE pro forma operating income increased 6%. This was primarily a result of strong video sales at Universal Pictures, which was partially offset by lower results at Universal Television Networks, Universal Parks & Resorts and Spencer Gifts. Universal Pictures benefited from strong performance in home video, driven by such titles as The Mummy Returns, The Fast and the Furious, and American Pie 2. These results were partially offset by lower advertising sales and increased programming costs at Universal Television Networks, as well as lower management fees from theme park joint ventures, land sales, and lower holiday sales at Spencer Gifts.

2003 OUTLOOK:

VUE's revenues are expected to increase slightly (in dollars), owing mainly to the theatrical release of Bruce Almighty, 2 Fast 2 Furious, The Hulk, Seabiscuit, American Wedding, Dr. Seuss' The Cat in the Hat and Peter Pan and to development of television channels.

Operating margin will be affected by increased amortization expenses for films and is expected to fall by a few percentage points. However, operating cash flow should increase by more than 30%.

VUE will continue to rationalize its operating expenses and improve its cash management. Also, VUE is working to put in place long-term financing for its $1.62 billion credit facility.

CANAL+ GROUP:

2002 HIGHLIGHTS:

Canal+ Group reported 6% revenue growth in 2002, reaching E4.8 billion; on a pro forma basis, revenues were up 4%.

Canal+ Group improved its operating result in 2002 by 13%, recording an operating loss for the year of E325 million compared with E374 million in 2001. On a pro forma basis, Canal+ Group reported an operating loss of E295 million in 2002. This positive trend is mainly attributable to solid operational performances at CanalSatellite and Media Overseas, while StudioCanal and Telepiu significantly reduced their losses. The French premium channel Canal+ slightly improved its churn rate at 10.6%, ending the year with 4.48 million individual subscriptions (representing a net decrease of 70,000 subscribers). CanalSatellite ended the year with a net increase of 220,000 individual subscribers and the lowest churn rates of any pay-TV in the world (8.4%).

2003 OUTLOOK:

Revenues are expected to remain steady on a like-for-like basis. Actual revenues will be lower, primarily because of changes under way to the consolidation scope.

Canal+ Group is expected to generate operating income in 2003. Operating cash flow will improve, but will remain negative.

In 2003, Canal+ Group will continue the execution of its restructuring plan aimed at reorganizing its activities around a more coherent and profitable entity based on its core businesses, mainly around its French assets. Another priority for 2003 is to revitalize the editorial content of the premium channel.

MAROC TELECOM :

2002 HIGHLIGHTS:

Actual revenues were up 47%. On a pro forma basis, Maroc Telecom revenues increased to E1.49 billion, up 10% (13% in local currency.) Its mobile customer base grew by 934,000 to approximately 4.6 million customers. Fixed-line revenues increased 1% (up 4% in local currency).

Operating income increased 21% (25% in local currency). On a pro forma basis, Maroc Telecom operating income decreased 1% (increased 1% in local currency) but operating expenses in 2002 include restructuring costs, and amortization on some intangible assets (license) which was booked for the first time in 2002. At constant accounting method, operating income increased 12% (16% in local currency.)

2003 OUTLOOK

Revenues are expected to remain stable. Maroc Telecom's operating margin is expected to improve, benefiting fully from the aftermath of the restructuring actions undertaken in 2001 and 2002. The operating cash flow is expected to remain stable.

VIVENDI UNIVERSAL GAMES:

2002 HIGHLIGHTS:

Vivendi Universal Games revenues increased to E794 million for the year, an increase of 21% over prior year. On a constant currency basis, revenues were up 25%. Growth was driven by the company's continued strength in the PC games market, as well as its rapidly escalating presence in the console games market. Best-selling titles for 2002 included Warcraft III, Nascar 2002, Crash
Bandicoots: The Wrath of Cortex, The Thing, Barbie as Rapunzel, Jumpstart Advanced, Bruce Lee, Outlaw Golf and Hunters: The Reckoning.

Operating income was E63 million for the year, an increase of E45 million, or 250%, over the prior year. The increase was due to the higher gross profit on sales growth, partially offset by increased marketing and product development costs.

2003 OUTLOOK:

Revenues are expected to increase more than 15%, principally because of the strong line of product releases planned including The Hulk, Warcraft III: The Frozen Throne, The Hobbit, Crash Bandicoot, and Spyro the Dragon.

The operating margin will be more than 10% of expected 2003 revenues, and operating cash flow is expected to increase considerably.

                                      -OOO-

                         PROCEEDINGS AGAINST THE COMPANY

The investigation of the COB in France is principally examining questions relating to the Vivendi Universal group's consolidation scope, commitments and the values of certain intangible assets recorded in the consolidated accounts. Vivendi Universal is also being investigated by the SEC in the United States.

At this moment in time, Vivendi Universal's Board of Directors has no knowledge of any elements of a nature liable to call into question the decisions taken by the company's management on the accounting principles and methods used to establish its accounts. As a result, the 2002 full-year accounts have been established according to the same principles and methods used in previous years.

In the event that, by means of the investigations under way or by any other means, Vivendi Universal should learn of elements that may modify the above analysis of the situation, Vivendi Universal will of course bring this information to the attention of the general public.

                           ANNUAL SHAREHOLDERS MEETING

The Vivendi Universal Shareholders Meeting will be held, on second notice, on April 29, 2003, in Paris, at the Palais des Congres convention center (Porte Maillot).

The Board of Directors of Vivendi Universal has requested that a proposal not to pay a dividend for 2002 be submitted to the vote at the Shareholders Meeting.

IMPORTANT DISCLAIMER

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that the reduction of Vivendi Universal's indebtedness expected to be reached as a result of the debt-reduction and maturity-extension plans, proposed disposals and/or restructurings will not materialize in the timing or manner described above; that Vivendi Universal will not be able to return to investment grade in accordance with the timing set forth above; that Vivendi Universal will not be able to obtain the regulatory, competition or other approvals necessary to complete certain proposed transactions; that actual cash flow and net debt figures differ from the estimated targets described above; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to provide updates or to revise any forward-looking statements.

                                      * * *

CONFERENCE CALL INFORMATION FOR JOURNALISTS AND INVESTORS :

Vivendi Universal will host a conference call regarding its unaudited 2002 results on Thursday, March 6 at 11:30 AM (EST); 4:30 PM (London); and 5:30 PM (Paris). The conference call will be hosted by Chairman and CEO Jean-Rene Fourtou, and will include commentary by COO Jean-Bernard Levy and Senior Executive Vice President and CFO Jacques Espinasse.

Please dial into the conference call 15 minutes prior to the call and indicate that you want the Vivendi Universal conference call.

Journalists and Investors are invited to call in at the following telephone numbers:

        -     U.S. Dial-In: (1) 212.329.1453

        -     U.S. Toll-Free Dial-In: (1) 800-257-7087

        -     U.K. Dial-In: +44 (0) 207.365.3723

        -     France Dial-In: +33 (0) 1.55.69.80.06


REPLAY INFORMATION:

A replay will be available for seven days:

        -     U.S.: (1) 800.405.2236 - access code 528263#

        -     U.K.: +44 (0) 208.797.2499 - access code 877090#

        -     France: +33 (0) 1.40.50.20.20 - access code 6329#

WEBCAST DETAILS:

The meeting and conference call will also be available at:
http://finance.vivendiuniversal.com


                                    ###

CONTACTS :

   MEDIA                                INVERSTOR RELATIONS
   PARIS                                PARIS
   Antoine Lefort                       Daniel Scolan
   +33 (1).71.71.1180                   +33 (1).71.71.3291
   Agnes Vetillart                      Laurence Daniel
   +33 (1).71.71.3082                   +33 (1).71.71.1233
   Alain Delrieu
   +33 (1).71.71.1086                   NEW YORK
                                        Eileen McLaughlin
                                        +(1) 212.572.8961
   NEW YORK

   Anita Larsen

   +(1) 212.572.1118

                                VIVENDI UNIVERSAL

                        CONSOLIDATED STATEMENT OF INCOME
                            (French GAAP, Unaudited)


                                                                                                      Year Ended December 31,
      Quarter Ended                                                                             -----------------------------------
       December 31,                                                                                2002 (1)
   ---------------------                                                                        Illustration
   2002 (2)     2001                                                                             VE Equity     2002 (2)     2001
    Actual      Actual                                                                           Accounting     Actual     Actual
   ---------  ----------                                                                        -------------  ---------  ---------
                                   (In millions of euros, except per share amounts)
   E 15,969    E 16,349                                REVENUES                                     E 28,112   E 58,150   E 57,360
   =========  ==========                                                                        =============  =========  =========

      E 588       E 939                            OPERATING INCOME                                  E 1,877    E 3,788    E 3,795
       (357)       (348)                         Interest expense, net                                  (650)    (1,333)    (1,455)
        550        (136)                         Financial provisions                                 (2,786)    (2,895)      (482)
       (229)        (32)                        Other income (expense)                                  (658)      (514)         9
   ---------  ----------                                                                        -------------  ---------  ---------
                             INCOME (LOSS) BEFORE EXCEPTIONAL ITEMS, INCOME TAXES, GOODWILL
        552         423           AMORTIZATION, EQUITY INTEREST AND MINORITY INTEREST                 (2,217)      (954)     1,867
       (334)      1,082                         Exceptional items, net                                 1,125      1,049      2,365
     (1,762)       (698)                          Income tax expense                                  (2,119)    (2,556)    (1,579)
   ---------  ----------                                                                        -------------  ---------  ---------
                              INCOME (LOSS) BEFORE EQUITY INTEREST, GOODWILL AMORTIZATION
     (1,544)        807                          AND MINORITY INTEREST                                (3,211)    (2,461)     2,653
        (16)          - (2)       Equity in earnings (losses) of disposed businesses                      17         17          -
         25         (64)        Equity in earnings (losses) of unconsolidated companies                  (99)      (294)      (453)
       (364)       (508)                         Goodwill amortization                                  (992)    (1,277)    (1,688)
     (7,442)    (13,203)                          Goodwill impairment                                (18,442)   (18,442)   (13,515)
   ---------  ----------                                                                        -------------  ---------  ---------
     (9,341)    (12,968)                     LOSS BEFORE MINORITY INTEREST                           (22,727)   (22,457)   (13,003)
       (420)        309                            Minority interest                                    (574)      (844)      (594)
   ---------  ----------                                                                        -------------  ---------  ---------

   E (9,761)  E (12,659)                               NET LOSS                                    E (23,301)  E (23,301) E (13,597)
   =========  ==========                                                                        =============  =========  =========

    E (8.98)   E (12.63)                         LOSS PER BASIC SHARE                               E (21.43)  E (21.43)  E (13.53)
   =========  ==========                                                                        =============  =========  =========

                                         NET LOSS BEFORE GOODWILL AMORTIZATION
                                                AND NON-RECURRING ITEMS                    (3)        E (514)    E (514)     E (99)
                                                                                                =============  =========  =========

                                         LOSS PER BASIC SHARE BEFORE GOODWILL
                                         AMORTIZATION AND NON-RECURRING ITEMS                        E (0.47)   E (0.47)   E (0.10)
                                                                                                =============  =========  =========

    1,086.4     1,002.5        WEIGHTED AVERAGE COMMON SHARES OUTSTANDING (in millions)    (4)       1,087.4    1,087.4    1,004.8
   =========  ==========                                                                        =============  =========  =========


(1) Presented to illustrate Vivendi Universal's scope of consolidation as at December 31, 2002 (i.e. illustrates accounting for Vivendi Environnement using the equity method from January 1, 2002, instead of December 31, 2002).

(2) At December 31, 2002, Vivendi Universal applied the option proposed in paragraph 23100 of the French rules 99-02 and has presented the results of businesses sold during 2002 on one line in the consolidated statement of income as "equity in earnings of disposed businesses". Disposed businesses include all of Vivendi Universal Publishing's operations excluding Vivendi Universal Games, publishing activities in Brazil, the consumer press division (the disposal of which was completed in February 2003) and Comareg (the disposal of which is awaiting completion).

(3) Net loss before goodwill amortization, goodwill impairment, financial provisions and net exceptional items, after impact of taxes (E1,022 million for the year ended December 31, 2002 and E625 million for the year ended December 31, 2001) and the impact of minority interest ((E581) million for the year ended December 31, 2002 and (E448) million for the year ended December 31, 2001).

(4) Excludes treasury shares recorded as a reduction of shareholders equity.

                                VIVENDI UNIVERSAL

                       ACTUAL REVENUES BY BUSINESS SEGMENT
                            (French GAAP, Unaudited)

                                                                       ACTUAL (1)
                                             ---------------------------------------------------------------
                                               Quarter Ended December 31,         Year Ended December 31,
                                             ------------------------------   ------------------------------
                                               2002       2001     % Change     2002       2001      % Change
                                             ---------  ---------  --------   ---------  ---------  --------
                                                                 (In millions of euros)
REVENUES

   Cegetel                                    E 1,821    E 1,707        7%     E 7,067    E 6,384       11%
   Universal Music Group                        2,075      2,115       -2%       6,276      6,560       -4%
   Vivendi Universal Entertainment              1,828      1,571       16%       6,270      4,938       27%
   Canal+                                       1,322      1,281        3%       4,833      4,563        6%
   Maroc Telecom                                  372        309       20%       1,487      1,013       47%
   Vivendi Universal Games (2)                    292        287        2%         794        657       21%
                                             ---------  ---------  --------   ---------  ---------  --------
                                                7,710      7,270        6%      26,727     24,115       11%
   Other (3)                                      356        427      -17%       1,385      1,289        7%
                                             ---------  ---------  --------   ---------  ---------  --------
   TOTAL VIVENDI UNIVERSAL

     (EXCLUDING BUSINESSES SOLD IN 2002)      E 8,066    E 7,697        5%    E 28,112   E 25,404       11%

   Vivendi Environnement                        7,903      7,900        0%      30,038     29,094        3%
                                             ---------  ---------  --------   ---------  ---------  --------

                                             E 15,969   E 15,597        2%    E 58,150   E 54,498        7%
   VUP assets sold during 2002(4)                 479        752      -36%       2,839      2,862       -1%
                                             ---------  ---------  --------   ---------  ---------  --------

                                             E 16,448   E 16,349        1%    E 60,989   E 57,360        6%
                                             =========  =========  ========   =========  =========  ========


(1) Totals represent actual revenues. In order to present meaningful comparative earnings trends for our major businesses, refer to attached pro forma information.

(2) Formerly part of Vivendi Universal Publishing (VUP). Includes Kids Activities e.g. Adi/Adibou in France and JumpStart in the United States.

(3) Principally comprised of Vivendi Telecom International, Internet, Vivendi Valorisation (previously reported in non-core businesses) and VUP assets not sold during 2002 (Comareg, Express-Expansion and the Brazilian operations - Atica & Scipione).

(4) Comprised of VUP assets sold to Investima 10, which is wholly owned by Natexis Banques Populaires in December 2002, Houghton Mifflin sold in December 2002 and VUP's Business to Business and Health divisions sold in June 2002.

                                VIVENDI UNIVERSAL

                     PRO FORMA REVENUES BY BUSINESS SEGMENT
                            (French GAAP, Unaudited)

                                                                    PRO FORMA (1)
                                            ---------------------------------------------------------------
                                               Quarter Ended December 31,        Year Ended December 31,
                                            ------------------------------   ------------------------------
                                              2002       2001     % Change     2002       2001     % Change
                                            ---------  ---------  --------   ---------  --------   --------
                                                                (In millions of euros)
REVENUES

   Cegetel                                   E 1,821    E 1,707        7%     E 7,067   E 6,384        11%
   Universal Music Group                       2,075      2,115       -2%       6,276     6,560        -4%
   Vivendi Universal Entertainment             1,838      1,980       -7%       6,978     6,874         2%
   Canal+                                      1,300      1,281        1%       4,742     4,563         4%
   Maroc Telecom                                 372        309       20%       1,487     1,351        10%
   Vivendi Universal Games (2)                   292        287        2%         794       657        21%
                                            ---------  ---------  --------   ---------  --------   --------
                                               7,698      7,679        0%      27,344    26,389         4%
   Other (3)                                     356        427      -17%       1,385     1,344         3%
                                            ---------  ---------  --------   ---------  --------   --------
   TOTAL VIVENDI UNIVERSAL

     (EXCLUDING BUSINESSES SOLD IN 2002)     E 8,054    E 8,106       -1%    E 28,729   E 27,733        4%
                                            =========  =========  ========   =========  ========   ========


(1) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc., Maroc Telecom and MP3.com, as if these transactions had occurred at the beginning of 2001. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses (excluding businesses sold in 2002) with the actual results reported by each of the acquired businesses in each period presented. Additionally, the results of Universal Studios international television networks are reported by Universal Television Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the transactions actually occurred at the beginning of 2001.

(2) Formerly part of Vivendi Universal Publishing (VUP). Includes Kids Activities e.g. Adi/Adibou in France and JumpStart in the United States.

(3) Principally comprised of Vivendi Telecom International, Internet, Vivendi Valorisation (previously reported in non-core businesses) and VUP assets not sold during 2002 (Comareg, Express-Expansion and the Brazilian operations - Atica & Scipione).

                                VIVENDI UNIVERSAL

                   ACTUAL OPERATING INCOME BY BUSINESS SEGMENT
                            (French GAAP, Unaudited)

                                                                        ACTUAL (1)
                                              ----------------------------------------------------------------
                                                Quarter Ended December 31,         Year Ended December 31,
                                              ------------------------------   -------------------------------
                                                2002       2001     % Change     2002       2001      % Change
                                              ---------  ---------  --------   ---------  ---------  ---------
                                                                  (In millions of euros)
OPERATING INCOME

   Cegetel                                       E 243       E 75      224%     E 1,449      E 928        56%
   Universal Music Group                           371        345        8%         556        719       -23%
   Vivendi Universal Entertainment                  91         47       94%         816        300       172%
   Canal+                                         (296)      (177)     -67%        (325)      (374)       13%
   Maroc Telecom                                   153        162       -6%         468        387        21%
   Vivendi Universal Games (2)                      26         31      -16%          63         18      x 3.5
                                              ---------  ---------  --------   ---------  ---------  ---------
                                                   588        483       22%       3,027      1,978        53%
   Holding & Corporate                            (411)      (107)    -284%        (665)      (326)     -104%
   Other (3)                                      (132)       (80)     -65%        (485)      (244)      -98%
                                              ---------  ---------  --------   ---------  ---------  ---------
   TOTAL VIVENDI UNIVERSAL

     (EXCLUDING BUSINESSES SOLD IN 2002)          E 45      E 296      -85%     E 1,877    E 1,408        33%

   Vivendi Environnement                           543        617      -12%       1,911      1,964        -3%
                                              ---------  ---------  --------   ---------  ---------  ---------

                                                 E 588      E 913      -36%     E 3,788    E 3,372        12%
   VUP assets sold during 2002(4)                  (27)        26        NA         268        423       -37%
                                              ---------  ---------  --------   ---------  ---------  ---------

                                                 E 561      E 939      -40%     E 4,056    E 3,795         7%
                                              =========  =========  ========   =========  =========  =========

(1) Totals represent actual operating income. In order to present meaningful comparative earnings trends for our major businesses, refer to attached pro forma information.

(2) Formerly part of Vivendi Universal Publishing (VUP). Includes Kids Activities e.g. Adi/Adibou in France and JumpStart in the United States.

(3) Principally comprised of Vivendi Telecom International, Internet, Vivendi Valorisation (previously reported in non-core businesses) and VUP assets not sold during 2002 (Comareg, Express-Expansion and the Brazilian operations - Atica & Scipione).

(4) Comprised of VUP assets sold to Investima 10, which is wholly owned by Natexis Banques Populaires in December 2002, Houghton Mifflin sold in December 2002 and VUP's Business to Business and Health divisions sold in June 2002.

                                VIVENDI UNIVERSAL

                 PRO FORMA OPERATING INCOME BY BUSINESS SEGMENT
                            (French GAAP, Unaudited)

                                                                          PRO FORMA (1)
                                                 ----------------------------------------------------------------
                                                   Quarter Ended December 31,         Year Ended December 31,
                                                 -------------------------------  -------------------------------
                                                   2002       2001     % Change     2002       2001      % Change
                                                 ---------  ---------  ---------  ---------  ---------   --------
                                                                   (In millions of euros)
   Cegetel                                          E 243       E 75       224%    E 1,449      E 928        56%
   Universal Music Group                              371        345         8%        556        719       -23%
   Vivendi Universal Entertainment                     62        171       -64%        946        928         2%
   Canal+                                            (275)      (177)      -55%       (295)      (374)       21%
   Maroc Telecom                                      153        162        -6%        468        475        -1%
   Vivendi Universal Games (2)                         26         31       -16%         63         18      x 3.5
                                                 ---------  ---------  ---------  ---------  ---------   --------
                                                      580        607        -4%      3,187      2,694        18%
   Holding & Corporate                               (411)      (107)     -284%       (665)      (326)     -104%
   Other (3)                                         (132)       (80)      -65%       (485)      (255)      -90%
                                                 ---------  ---------  ---------  ---------  ---------   --------
   TOTAL VIVENDI UNIVERSAL

     (EXCLUDING BUSINESSES SOLD IN 2002)             E 37      E 420       -91%    E 2,037    E 2,113        -4%
                                                 =========  =========  =========  =========  =========   ========

(1) The pro forma information illustrates the effect of the acquisitions of the entertainment assets of USA Networks, Inc., Maroc Telecom and MP3.com, as if these transactions had occurred at the beginning of 2001. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses (excluding businesses sold in 2002) with the actual results reported by each of the acquired businesses in each period presented. Additionally, the results of Universal Studios international television networks are reported by Universal Television Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the transactions actually occurred at the beginning of 2001.

(2) Formerly part of Vivendi Universal Publishing (VUP). Includes Kids Activities e.g. Adi/Adibou in France and JumpStart in the United States.

(3) Principally comprised of Vivendi Telecom International, Internet, Vivendi Valorisation (previously reported in non-core businesses) and VUP assets not sold during 2002 (Comareg, Express-Expansion and the Brazilian operations - Atica & Scipione).

                                VIVENDI UNIVERSAL

                      CONDENSED CONSOLIDATED BALANCE SHEET
                            (French GAAP, Unaudited)

                                                          December 31,
                                                        2002      2001 (1)
                                                     ----------  ----------
                                                     (In billions of euros)
     Goodwill, net                                      E 20.5      E 37.6
     Intangible assets                                    14.5        23.3
     Fixed assets and investments                         13.5        38.2
                                                     ----------  ----------
       Total non-current assets                           48.5        99.1
                                                     ----------  ----------
     Other current assets                                 13.5        35.2
     Cash and cash equivalents                             7.3         4.7
                                                     ----------  ----------
       Total current assets                               20.8        39.9
                                                     ----------  ----------

     TOTAL ASSETS                                       E 69.3     E 139.0
                                                     ==========  ==========

     Shareholders' equity                               E 14.0      E 36.7
     Minority interest                                     5.5        10.2
     Other equity                                          1.0           -
     Other non-current liabilities                         8.0        13.9
     Gross debt                                           19.6        41.8
     Deferred income taxes                                 7.9        10.0
     Other current liabilities                            13.3        26.4
                                                     ----------  ----------

     TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         E 69.3     E 139.0
                                                     ==========  ==========

     (1) 2001 balance sheet includes Vivendi Environnement and Vivendi Universal Publishing assets sold in 2002 on a fully consolidated basis.

                                VIVENDI UNIVERSAL

                 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
                            (French GAAP, Unaudited)


                                                                                                     Year Ended December 31,
                                                                                             --------------------------------------
                                                                                             2002 (1) (2)
                                                                                             Illustration
                                                                                             VE Equity       2002 (1)        2001
                                                                                              Accounting      Actual        Actual
                                                                                             ------------   ----------     --------
                                                                                                     (In billions of euros)
     CASH FLOW FROM OPERATING ACTIVITIES:

       Net loss                                                                                E (23.3)       E (23.3)     E (13.6)
       Reversal of equity in earnings of sold businesses                                             -              -            -
       Adjustments to reconcile net loss to net cash
       provided by operating activities:
         Goodwill amortization and impairment                                                     19.4           19.7         15.2
         Other                                                                                     6.5            8.4          3.2
       Changes in assets and liabilities, net of effect of                                           -              -            -
       acquisitions and dispositions                                                              0.2            (0.1)        (0.3)
                                                                                                  ----           -----        -----
         NET CASH PROVIDED BY OPERATING ACTIVITIES                                                 2.8            4.7          4.5
     CASH FLOW FROM INVESTING ACTIVITIES:
       Purchase of property, plant, equipment and other, net of proceeds                          (1.6)          (4.0)        (4.9)
       Purchase of investments (3)                                                                (2.0)          (4.8)        (8.2)
       Sale of investments (3)                                                                     9.2           11.0         15.7
       Net decrease (increase) in financial receivables                                           (1.8)          (2.0)         0.3
       Other investing activities                                                                  0.3            0.2          1.4
                                                                                             ----------     ----------     --------
         NET CASH PROVIDED BY INVESTING ACTIVITIES                                                 4.1            0.4          4.3
     CASH FLOW FROM FINANCING ACTIVITIES:
       Net decrease in gross debt                                                                 (2.4)          (5.1)        (2.4)
       Notes mandatorily redeemable for new shares of Vivendi Universal                            0.8            0.8            -
       Net proceeds from issuance of common shares and sale (purchase) of treasury shares          2.0            3.6         (3.7)
       Cash dividends paid                                                                        (1.1)          (1.3)        (1.4)
       Cash payment to USA Interactive                                                            (1.8)          (1.8)           -
                                                                                             ----------     ----------     --------
         NET CASH USED FOR FINANCING ACTIVITIES                                                   (2.5)          (3.8)        (7.5)
       Effect of foreign currency exchange rate changes on cash
       and cash equivalents                                                                        1.0            1.3          0.1
                                                                                             ----------     ----------     --------

     CHANGE IN CASH AND CASH EQUIVALENTS                                                         E 5.4          E 2.6        E 1.4
                                                                                             ==========     ==========     ========

     CASH AND CASH EQUIVALENTS:
                                                                                             ----------     ----------     --------
       Beginning                                                                                 E 1.9          E 4.7        E 3.3
                                                                                             ==========     ==========     ========
       Ending                                                                                    E 7.3          E 7.3        E 4.7
                                                                                             ==========     ==========     ========

(1) Includes 100% of Cegetel, Maroc Telecom and Vivendi Universal Entertainment, which are controlled by Vivendi Universal with a 44%, 35% and 86% interest, respectively.

(2) Presented to illustrate Vivendi Universal's scope of consolidation as at December 31, 2002 (i.e. illustrates accounting for Vivendi Environnement using the equity method from January 1, 2002, instead of December 31,
      2002).

(3)   Includes net cash from acquired or disposed companies.